UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

J. Alexander’s Corporation

(Name of Issuer)

Common Stock, par value $0.05 per share

(Title of Class of Securities)

466096104

(CUSIP Number)

Lonnie J. Stout II
3401 West End Avenue, Suite 260
Nashville, Tennessee 37203
(615) 269-1900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Names of Reporting Persons. Lonnie J. Stout II
(2) Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
(3) SEC use only
(4) Source of funds (see instructions) 00
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
(6) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7) Sole Voting Power 375,584 shares of Common Stock (includes options to purchase 168,125 (right to acquire))*
(8) Shared Voting Power 0 shares of Common Stock
(9) Sole Dispositive Power 364,936 shares of Common Stock (includes options to purchase 168,125 (right to acquire)*
(10) Shared Dispositive Power 10,648 shares of Common Stock
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 375,584 shares of Common Stock (includes options to purchase 168,125 (right to acquire))*
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
(13) Percent of Class Represented by Amount in Row (11) 6.1% Common Stock*
(14) Type of Reporting Person IN

* Mr. Stout’s beneficial ownership of Common Stock, as determined pursuant to §240.13d-3 of the Act, is subject to increase on the date which is 60 days prior to the vesting of outstanding options to purchase shares of Common Stock (“Options”) and is subject to decrease upon the expiration of any outstanding Options on the date such Options expire unexercised.  Please see Item 6 below which details Mr. Stout’s outstanding Options, including dates of vesting and expiration.

The Schedule 13D filed on May 18, 2000 by Lonnie J. Stout II, an individual resident of the state of Tennessee, relating to the Common Stock, par value $0.05 per share (the “Common Stock”), of J. Alexander’s Corporation, a Tennessee corporation (the “Issuer”), as amended by Amendment No. 1 filed on April 12, 2001 and Amendment No. 2 filed on May 27, 2009 (the “Schedule 13D”), is hereby amended and supplemented as set forth below by this Amendment No. 3 to the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Mr. Stout is the recipient of periodic stock option grants and, as a result, his beneficial ownership for purposes of this Schedule 13D may increase or decrease with respect to the vesting or expiration of those Options.  On November 8, 2009, Mr. Stout’s beneficial ownership decreased by 180,000 shares of Common Stock of the Issuer when certain Options, each with an original grant date of November 8, 1999, expired unexercised in accordance with their terms and without any action on the part of Mr. Stout or the Issuer.

Mr. Stout entered into a trading plan agreement with Avondale Partners, LLC dated as of November 23, 2009 providing for the disposition of up to 30,000 shares of Common Stock as part of a personal diversification plan and his overall tax and financial planning strategy.  See Item 6 below for a description of the agreement.

Item 5.  Interests in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated as follows:

(a)  As of the date hereof, Mr. Stout beneficially owns 6.1% of the Common Stock of the Issuer, or 375,584 shares of Common Stock.

(b)  As of the date hereof, Mr. Stout beneficially owns the following number of shares of Common Stock with:

Sole Voting Power: 375,584 shares (includes options to purchase 168,125 shares (right to acquire)) of Common Stock

Shared Voting Power:  0

Sole Dispositive Power: 364,936 shares (includes options to purchase 168,125 shares (right to acquire)) of Common Stock

Shared Dispositive Power: 10,648 shares of Common Stock

(c)  N/A

(d)  N/A

(e)  N/A

Note: Mr. Stout’s beneficial ownership of Common Stock, as determined pursuant to §240.13d-3 of the Act, is subject to increase on the date which is 60 days prior to the vesting of outstanding Options and is subject to decrease upon the expiration of any outstanding Options on the date such Options expire unexercised.  Please see Item 6 below which details Mr. Stout’s outstanding Options, including dates of vesting and expiration.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended and restated as follows:

Employee Stock Ownership Plan

The Issuer’s Employee Stock Ownership Plan, as amended and restated, permits employees of the Issuer, including Mr. Stout, to acquire proprietary interests in the Issuer in the form of Common Stock.  As of the date hereof, Mr. Stout has beneficial ownership of 10,648 shares of Common Stock under the Issuer’s Employee Stock Ownership Plan, as to which Mr. Stout has sole voting power and shared dispositive power.

Amended and Restated 2004 Equity Incentive Plan

As reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 17, 2007, the Issuer’s stockholders approved the Issuer’s Amended and Restated 2004 Equity Incentive Plan.  The Amended and Restated 2004 Equity Incentive Plan is administered by a Committee of the Board of Directors and allows for the grant of stock-based awards, including options, stock appreciation rights, restricted share awards, restricted share units and performance awards to eligible employees, directors and consultants of the Issuer, including Mr. Stout.  Under the Issuer’s Amended and Restated 2004 Equity Incentive Plan, Mr. Stout has been granted Options in the amounts detailed below.  For purposes of this Schedule 13D, Mr. Stout’s beneficial ownership of Common Stock is determined pursuant to §240.13d-3 of the Act which requires the inclusion of securities which Mr. Stout has the right to acquire within 60 days.  As a result, Mr. Stout’s beneficial ownership is subject to increase on the date which is 60 days prior to the vesting of outstanding Options and is subject to decrease upon the expiration of any outstanding Options on the date such Options expire unexercised.

●
On December 21, 2005, Mr. Stout received a total of 50,000 Options (the “2005 Options”) which vested immediately.  On December 21, 2015, any 2005 Options which remain unexercised will expire and Mr. Stout will no longer be deemed the beneficial owner of the corresponding shares of underlying Common Stock.

●
On May 15, 2007, Mr. Stout received a total of 225,000 Options (the “2007 Options”) of which 56,250 Options vested on May 15, 2008 and May 15, 2009, respectively, and of which 56,250 Options will vest on May 15, 2010 and May 15, 2011, respectively.  On May 15, 2014, any 2007 Options which remain unexercised will expire and Mr. Stout will no longer be deemed the beneficial owner of the corresponding shares of underlying Common Stock.

●
On July 24, 2008, Mr. Stout received a total of 22,500 Options (the “2008 Options”) of which 5,625 Options vested on July 24, 2009, and of which 5,625 Options will vest on July 24, 2010, July 24, 2011 and July 24, 2012, respectively.  On July 24, 2015, any 2008 Options which remain unexercised will expire and Mr. Stout will no longer be deemed the beneficial owner of the corresponding shares of underlying Common Stock.

●
On November 23, 2009, Mr. Stout received a total of 160,000 Options (the “2009 Options”) of which 40,000 Options will vest on each November 23 of the years 2010, 2011, 2012 and 2013, respectively.  On November 23, 2016, any 2009 Options which remain unexercised will expire and Mr. Stout will no longer be deemed the beneficial owner of the corresponding shares of underlying Common Stock.

Assuming that the number of outstanding shares of Common Stock does not change, Mr. Stout’s deemed beneficial ownership, which includes shares of Common Stock actually owned and those which he has the right to acquire within 60 days, will increase according to the following schedule:

Date	Total Shares of Common Stock Beneficially Owned	Percentage of Outstanding Common Stock
November 25, 2009	375,584	6.1%
March 16, 2010	431,834	7.0%
May 25, 2010	437,459	7.1%
September 24, 2010	477,459	7.7%
March 16, 2011	533,709	8.5%
May 25, 2011	539,334	8.6%
September 24, 2011	579,334	9.2%
May 25, 2012	584,959	9.3%
September 24, 2012	624,959	9.8%
September 24, 2013	664,959	10.4%

Trading Plan

On November 23, 2009, Mr. Stout entered into a trading plan agreement with Avondale Partners, LLC as part of a personal diversification plan and his overall tax and financial planning strategy (the “Trading Plan”).  The Trading Plan is intended to satisfy the requirements of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended, and provides for the sale of up to 30,000 shares of Common Stock that Mr. Stout has held since September 30, 2008.  Sales commenced on November 24, 2009 and will terminate on March 31, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE: November 25, 2009

/s/ Lonnie J. Stout II
Lonnie J. Stout II